MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

August 26, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 48 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") on behalf of MFS® Lifetime® Income Fund, MFS® Lifetime® 2020 Fund, MFS® Lifetime® 2025 Fund, MFS® Lifetime® 2030 Fund, MFS® Lifetime® 2035 Fund, MFS® Lifetime® 2040 Fund, MFS® Lifetime® 2045 Fund, MFS® Lifetime® 2050 Fund, and MFS® Lifetime® 2055 Fund (each a "Fund"; together, the "Funds") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On June 27, 2016, the Trust filed the above-referenced Post-Effective Amendment (the "PEA") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to register Class R5 shares of the Funds.  On August 11, 2016, the SEC staff ("Staff") provided comments via telephone regarding the PEA, and on August 22, 2016 the Trust submitted its responses to such comments via EDGAR correspondence (the "Comment Response Letter").

Below is a summary of an additional follow-up comment provided by the Staff via telephone on August 23, 2016 relating to the Comment Response Letter and PEA.

1.	Comment:
With respect to the response provided to Comment 12 in the Comment Response Letter, please note that the Staff's position is that the registration statement should disclose that for purposes of a fund's 80% name test pursuant to Rule 35d-1 under the Investment Company Act of 1940, "net assets" includes any borrowings for investment purposes, unless the fund has a fundamental policy prohibiting borrowings for investment purposes.

Response	To the extent an underlying fund borrows for investment purposes, the borrowing would be included in the fund's net assets for purposes

1024998

Securities and Exchange Commission
August 26, 2016

of that fund's 80% investment policy as required by Rule 35d-1.  Because borrowing for investment purposes is not a principal strategy for each underlying fund, we do not believe it is necessary (and may be confusing to investors) to include the technical definition of net assets in the prospectus disclosure for an underlying fund. However, going forward we will include the following disclosure in the Statement of Additional Information ("SAI") for any fund that has a 80% name test required by Rule 35d-1:

For Each Fund

For purposes of the Fund's policy, if any, to invest at least 80% of its net assets in certain investments pursuant to Rule 35d-1 of the Investment Company Act of 1940, net assets include the amount of any borrowings for investment purposes.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,
BRIAN E. LANGENFELD

Brian E. Langenfeld
Assistant Secretary

1024998